Clinger & Co., Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS		
Cash and Cash Equivalents		$ 5,795
Investments - Gold @ FMV		22,277
Other Receivable		1,124
TOTAL CURRENT ASSETS		29,196
TOTAL LONG-TERM ASSETS		-
TOTAL ASSETS		$ 31,499
LIABILITIES and MEMBERS' EQUITY		
LIABILITIES		
Accounts Payable		1,310
TOTAL CURRENT LIABILITIES		1,310
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		1,310
Stockholder's Equity		
Common Stock, par value $1 per share		
100,000 shares authorized; 1,000 shares		
issued and outstanding	$ 1,000	
Paid-in-Capital	28,916	
Retained Earnings	758	
Net Income	(2,788)	
TOTAL STOCKHOLDER'S EQUITY		27,886
TOTAL LIABILITIES and MEMBERS' EQUITY		$ 29,196

The accompanying notes are an integral part of these financial statements.